UBS Securities LLC
Statement of Cash Flows

Year ended December 31, 2018
(In Thousands)

Cash flows from operating activities	
Net income	$ 719,266
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	48,117
Deferred taxes	(376,737)
(Increase) decrease in:	
Securities borrowed	592,035
Securities purchased under agreements to resell	3,778,684
Receivables from brokers, dealers and clearing organizations	(472,908)
Receivables from customers	6,817,092
Financial instruments owned, at fair value	2,064,708
Financial assets designated at fair value	(1,362,314)
Dividends and interest receivable	(25,385)
Other assets	13,017
Increase (decrease) in:	
Securities loaned	(929,089)
Securities sold under agreements to repurchase	(3,735,491)
Payables to brokers, dealers and clearing organizations	956,443
Payables to customers	(6,647,957)
Financial instruments sold, not yet purchased, at fair value	(577,202)
Financial liabilities designated at fair value	7,399,710
Dividends and interest payable	(39,381)
Other liabilities and accrued expenses	(111,591)
Net cash provided by operating activities	8,111,017
Cash flows from investing activities	
Purchase / acquisition of fixed assets	(78,755)
Sale of fixed assets	984
Net cash used in investing activities	(77,771)
Cash flows from financing activities	
Net proceeds from short-term borrowings	(5,949,268)
Dividends paid on Class B shares	(305,700)
Repayment of subordinated borrowings	(4,875,000)
Additions to subordinated borrowings	4,875,000
Dividends paid on Preferred Member's Interest	(25,998)
Net cash used in financing activities	(6,280,966)

UBS Securities LLC
Statement of Cash Flows (continued)

Year ended December 31, 2018
(In Thousands)

Net increase in cash and cash equivalents and cash and securities segregated		1,752,280
Cash and cash equivalents and cash and securities segregated at January 1, 2018		2,154,269
Cash and cash equivalents and cash and securities segregated at December 31, 2018	$	3,906,549
Cash and cash equivalents		378,075
Cash and securities segregated and on deposit for federal and other regulations [1]		3,528,474
Cash, cash equivalents and cash and securities segregated, December 31, 2018	$	3,906,549
Supplemental disclosure of cash flow information		
Interest paid	$	1,654,714
Taxes paid	$	265
Non-cash transactions		
Recognition of securities received as collateral	$	977,388
Recognition of obligation to return securities received as collateral	$	(977,388)

[1] Comprised of $71,457 segregated cash and $3,457,017 segregated securities.

See accompanying notes.

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